NEWS RELEASE
FOR IMMEDIATE RELEASE
Agrium Makes Proposal to Acquire AWB
August 15, 2010- ALL AMOUNTS ARE STATED IN AUD (A$)
CALGARY, Alberta — Agrium Inc. (TSX and NYSE: AGU) (Agrium) announced today it has submitted a fully financed proposal to acquire AWB Limited (“AWB”) at a price of A$1.50 per AWB share (“the Proposal”). The Proposal represents a 57 percent premium to the trading price of A$0.955 on July 29, 2010 (Australia time), which was just prior to the Graincorp merger announcement. Agrium’s Proposal was sent to the AWB Board on August 14, 2010 (Australia time) and represents attractive value and cash certainty for AWB’s shareholders.
Agrium is in discussions with AWB with the intention of agreeing to a proposal that the AWB Board would recommend to its shareholders.
“The proposed transaction with AWB would continue Agrium’s strategy of growing its retail business. Agrium sees significant potential to enhance the product and service offerings to the Australian and New Zealand grower, particularly through AWB’s retail Landmark Rural Services division, by utilizing Agrium’s international fertilizer and crop protection sourcing capabilities, while supporting further growth within each division of AWB,” said Agrium President and CEO Mike Wilson.
The proposal is currently envisaged to be executed via a Scheme of Arrangement and is subject to conditions precedent typically included in transactions of this type, including the unanimous support of the AWB Board.
Agrium has engaged Barclays Capital as financial advisor and Clayton Utz as legal advisor in connection with the transaction.
AWB currently has 817,304,356 shares and 7,878,926 performance rights issued which the Proposal is based upon, resulting in a purchase price of A$1.238-billion.
AWB is a company listed on the Australian Securities Exchange (ASX) which is available at the ASX website www.asx.com.
About Agrium
Agrium Inc. is a major retail supplier of agricultural products and services in both North and South America and a leading global producer and marketer of agricultural nutrients and industrial products. Agrium produces and markets three primary groups of nutrients: nitrogen, phosphate and potash as well as controlled release fertilizers and micronutrients. Agrium’s strategy is to grow through incremental expansion of its existing operations and acquisitions as well as the development, commercialization and marketing of new products and international opportunities.

About AWB
AWB was formed in 1939 as the Australian Wheat Board and was Australia’s statutory grain marketing authority for over 60 years. Operations are conducted through two main divisions: Landmark and Commodity Management. Landmark Rural Services is Australia’s largest distributor of merchandise and fertilizer, with over 400 locations across Australia and New Zealand providing a diverse range of rural services including rural merchandise, crop chemicals, fertilizer, livestock, wool marketing, agronomy services and real estate agency services. The division includes 50 percent ownership interests in Hi-Fert, a wholesale fertilizer distribution company currently held for sale, Australian Wool Handlers and RD1, a New Zealand farm supply company. Following the sale of Landmark Financial Services’ loan and deposit books announced in December 2009, Landmark Rural Services also includes the remainder of the finance businesses (including insurance, wealth management, and equipment finance).
AWB’s Commodity Management business activities include grain merchandising, pool management services, storage and handling, and trade finance. Grain marketing, pool management and logistics in Australia fall under Australian Commodity Management (“ACM”), while activities conducted internationally through AWB Geneva and AWB India fall under International Commodity Management (“ICM”).
Forward-Looking Statements
Certain statements and other information included in this press release constitute “forward looking information” within the meaning of applicable Canadian securities legislation or constitute “forward-looking statements” within the meaning of applicable U.S. securities legislation (collectively, the “forward-looking statements”). All statements in this press release, other than those relating to historical information or current condition, are forward-looking statements, including, but not limited to, estimates, forecasts and statements as to management’s expectations with respect to, among other things, business and financial prospects, financial multiples and accretion estimates, future trends, plans, strategies, objectives and expectations, including with respect to future operations following the proposed acquisition of AWB. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond our control, which could cause actual results to differ materially from such forward-looking statements.
Events or circumstances that could cause actual results to differ materially from those in the forward-looking statements, include, but are not limited to, AWB’s failure to accept Agrium’s proposal and enter into a definitive agreement to effect the transaction, the rejection of the transaction by the AWB shareholders, or the possible delay in the completion of the steps required to be taken for the eventual combination of the two companies, including the possibility that approvals or clearances required to be obtained from regulatory and other agencies and bodies will not be obtained in a timely manner or will be obtained on conditions that may require divestiture of assets expected to be acquired.
Agrium disclaims any intention or obligation to update or revise any forward-looking statements in this press release as a result of new information or future events, except as may be required under applicable U.S. federal securities laws or applicable Canadian securities legislation.
FOR FURTHER INFORMATION:
Investor/Media Relations:
Richard Downey, Senior Director, Investor Relations
(403) 225-7357
Todd Coakwell, Manager, Investor Relations
(403) 225-7437
Contact us at: www.agrium.com

Media enquiries — Australia:
Nic Jarvis at Edelman
Phone: 61 414 414 484
nic.jarvis@edelman.com
David McCarthy at Edelman
Tel (03) 9863 7625/ 0417 389 675